UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                  Solar3D, Inc.
                                 --------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                          ----------------------------
                         (Title of Class of Securities)


                                   83417A-100
                  --------------------------------------------
                                 (CUSIP Number)

                                 James B. Nelson
        26 West Mission Avenue, Suite 8, Santa Barbara, California 93101
                                 (805) 690-9000
                  --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 10, 2014
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D
                                                      --------------------------
                                                               Page 2 of 5 Pages
                                                      --------------------------
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1        NAME OF REPORTING PERSON:

         Abe Emard

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [   ]
                                                                      (b) [   ]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS

         Conversion of Promissory Note
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                            [   ]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------

        Number of           7        SOLE VOTING POWER
         Shares                      26,250,000
      Beneficially          ----------------------------------------------------
        owned by            8        SHARED VOTING POWER
          Each                       0
        Reporting           ----------------------------------------------------
         Person             9        SOLE DISPOSITIVE POWER
          with                       26,250,000
                            ----------------------------------------------------
                            10       SHARED DISPOSITIVE POWER
                                     0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         26,250,000 shares of common stock
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          [   ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.79% of Common Stock
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                                                      --------------------------
                                                               Page 3 of 5 Pages
                                                      --------------------------

ITEM 1. SECURITY AND ISSUER.
----------------------------

         This statement on Schedule 13D relates to shares of common stock, $0.001 par value, of Solar3D, Inc., a Delaware corporation. The address of the principal executive offices of Solar3D, Inc. is 26 West Mission Avenue, Suite 8, Santa Barbara, California 93101.

ITEM 2. IDENTITY AND BACKGROUND.
--------------------------------

         This statement on Schedule 13D is being filed on behalf of Abe Emard, an individual. The address of Mr. Emard is 1358 Blue Oaks Boulevard, Suite 300, Roseville, California 95678.

         Mr. Emard has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         Mr. Emard has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
----------------------------------------------------------

         Mr. Emard converted the entire outstanding balance of a convertible promissory note issued to him by Solar3D, Inc. in the outstanding amount of $525,000 at a conversion price of $0.02 per share as payment for the shares.

ITEM 4. PURPOSE OF TRANSACTION.
-------------------------------

         Mr. Emard does not currently have any plans or proposals, either individually or collectively with another person, which relate to or would result in:

         (a) The acquisition by any person of additional securities of Solar3D, Inc. or the disposition of securities of Solar3D, Inc.

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization  or  liquidation,   involving   Solar3D,   Inc.  or  any  of  its
subsidiaries.

         (c) A sale or transfer of a material amount of assets of Solar3D, Inc. or any of its subsidiaries.

         (d) Any change in the present board of directors or management of Solar3D, Inc. including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, other than as mutually agreed by Mr. Emard and Solar3D, Inc.

         (e) Any material change in the present capitalization or dividend policy of Solar3D, Inc.

         (f) Any other material change in Solar3D, Inc.'s business or corporate structure.

         (g)  Changes  in  Solar3D,   Inc.'s  charter,   bylaws  or  instruments
corresponding thereto or other actions which may impede the acquisition of control of Solar3D, Inc. by any person.

                                                      --------------------------
                                                               Page 4 of 5 Pages
                                                      --------------------------

         (h) Causing a class of securities of Solar3D, Inc. to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association.

         (i) A class of equity securities of Solar3D, Inc. becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

         (j) Any action similar to any of those  enumerated above in (a) through
(i).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
---------------------------------------------

         The percentages of outstanding shares of Solar3D, Inc. common stock reported below are based on the statement that as of July 22, 2014 there were 298,730,412 shares of Solar3D, Inc. common stock outstanding.

         (a) Mr. Emard beneficially owns or may be deemed to beneficially own shares of Solar3D, Inc. common stock as follows:

                                      No. of Shares            % of Class
                                    -----------------        -------------
         Common Shares                 26,250,000               8.79%
                                    -----------------        -------------
                                       26,250,000               8.79%

         (b) For information regarding the number of shares of Solar3D, Inc. common stock as to which Mr. Emard holds or may be deemed to hold, reference is made to items (7) - (12) of the cover page for this statement on Schedule 13D.

         (c) Other than as set forth herein, there have been no transactions in shares of Solar3D, Inc. common stock effected by Mr. Emard during the past 60 days.

         (d) No person other than Mr. Emard has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Solar3D, Inc. common stock reported as being beneficially owned (or which may be deemed to be beneficially owned) by Mr. Emard.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
--------------------------------------------------------------------------------

         Mr. Emard has no contracts, arrangements, understandings or relationships (legal or otherwise) with other persons with respect to the securities of Solar3D, Inc., other than as described in this statement on
Schedule 13D.

                                                      --------------------------
                                                               Page 5 of 5 Pages
                                                      --------------------------

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
-----------------------------------------

         None.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       Dated:  August 1, 2014



                                       /s/ Abe Emard
                                       -----------------------------------------
                                       Abe Emard